OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
0-50775

CUSIP NUMBER
Not applicable

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Xenonics Holdings, Inc.

Full Name of Registrant

Former Name if Applicable
2236 Rutherford Road, Suite 123

Address of Principal Executive Office (Street and Number)
Carlsbad, California 92008

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Xenonics Holdings, Inc. (the "Company") was required to file its' Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006 with the Securities and Exchange Commission (the "SEC") on Monday, August 14, 2006. On Friday afternoon, August 11, 2006, the Company became aware that recent interpretations by the SEC of the guidance in Emerging Issues Task Force EITF 00-19,"Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock"("EITF 00-19"), might require the Company to account for some of its outstanding warrants as liabilities on its financial statements.

The Company's Quarterly Report on Form 10-QSB cannot be filed with the SEC until the Company performs an analysis of its outstanding warrants (1) to determine whether, under recent interpretations by the SEC of EITF 00-19, some of its warrants must be accounted for as liabilities and (2) to determine the amount that should be recorded as liabilities if treatment as liabilities is required by EITF 00-19.

Because the Company just learned about the recent interpretations on August 11, 2006, the Company requires additional time to perform an analysis of its outstanding warrants pursuant to EITF 00-19. Therefore, the Company requires a one-week extension pursuant to Form 12b-25 of the due date for its Quarterly Report on Form 10-QSB.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Donna G. Lee	760	438-4004
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results for the three months ended June 30, 2006 are expected to be consistent with the results for the three months ended March 31, 2006. Results for the three months ended June 30, 2005 included revenue of $2,700,000 related to a single contract from the U.S. Marine Corps. The Company did not receive a similar size order in the quarter ended June 30, 2006. The Company expects similar contracts to fall in the 4th quarter.

Xenonics Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2006	By	/s/ Donna G. Lee

Donna G. Lee, Chief Financial Officer